Exhibit 99.1

NewsRelease

TC Energy enters agreement to sell
Columbia Midstream assets for US$1.275 billion

CALGARY, Alberta - July 2, 2019 - News Release - TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) announced today that it has entered into an agreement to sell its U.S. midstream assets held by its subsidiary, Columbia Midstream Group, to UGI Energy Services, LLC, a subsidiary of UGI Corporation (NYSE: UGI), for approximately US$1.275 billion (Cdn$1.7 billion). The transaction is expected to close in the third quarter of 2019 subject to closing adjustments and customary regulatory approvals.

Columbia Midstream Group, which operates in the Appalachian Basin, owns four natural gas gathering systems and an interest in a company with gathering, processing and liquids assets. These assets connect production to markets throughout western Pennsylvania, eastern Ohio and northern West Virginia. This sale does not include any interest in Columbia Energy Ventures Company (CEVCO), which is TC Energy’s minerals business in the Appalachian basin.

“The sale of Columbia Midstream Group advances our ongoing efforts to prudently fund our industry-leading portfolio of high-quality natural gas pipeline, liquids pipelines and power generation projects, while maximizing value for our shareholders,” said Russ Girling, TC Energy President and Chief Executive Officer.

“Along with the sale of Coolidge and partial monetization of Northern Courier we now expect to realize approximately Cdn$3.4 billion of proceeds from announced portfolio management activities in 2019. When combined with our significant and growing cash flow, access to capital markets and potential additional portfolio management activities, we are well-positioned to fund our $30 billion secured capital program in a manner consistent with achieving targeted credit metrics in 2019 and thereafter.”

TC Energy continues to own and operate its significant network of interstate pipelines in the Appalachian Basin with its Columbia Gas Transmission system, which transports low-cost natural gas supply from the production region to markets in the U.S., including LNG export facilities that serve international markets.

Wells Fargo Securities, LLC acted as exclusive financial advisor to TC Energy on the transaction.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TC Energy undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 2, 2019 and 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
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403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
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403.920.7911 or 800.361.6522